EXHIBIT 1

STATE OF NEVADA

CERTIFICATE OF AMENDMENT

OF ARTICLES OF INCORPORATION

Cosmos Group Holdings Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the Nevada Revised Statutes of the State of Nevada, does hereby certify:

FIRST: That the Articles of Incorporation of the Corporation is hereby amended by amending and restating Article I to read as follows:

The name of the Corporation shall be Coinllectibles Inc.

SECOND: That the Articles of Incorporation of the Corporation is hereby amended by amending and restating Section 1 of Article III to read as follows:

Section 1. Authorized Shares. The aggregate number of shares which the Corporation shall have authority to issue is five billion and thirty million (5,030,000,000) shares, consisting of two classes to be designated, respectively, “Common Stock” and “Preferred Stock,” with all such shares having a par value of $.001 per share. The total number of shares of Common Stock that the Corporation shall have authority to issue is five billion (5,000,000,000) shares. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is thirty million (30,000,000) shares. The Preferred Stock may be issued in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issuance of any shares thereof. The voting powers, designations, preferences, limitations, or restrictions thereof, of the Preferred Stock shall hereinafter be prescribed by resolution of the board of directors pursuant to Section 3 of this Articles III.

THIRD: That the Articles of Incorporation of the Corporation is hereby amended by amending and restating Article V to read as follows:

ARTICLE V

OPT OUT PROVISIONS

The Corporation hereby expressly elects not to be governed by: (i) NRS Sections 78.411 to 78.444, inclusive of the Nevada Revised Statutes relating to combinations with interested stockholders and any and all successor statutes; and (ii) NRS Sections 78.378 to 78.3792, inclusive, of the Nevada Revised Statutes, restricting the ability of control shareholders to vote their shares under certain circumstances and any and all successor statutes.

FOURTH: The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is 66.79%.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this ____th day of _________, 2022.

By:	Man Chung CHAN
Chief Executive Officer, Chief Financial Officer and Secretary